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 FORM 3
                                             U.S.  SECURITIES AND EXCHANGE COMMISSION
                                                    WASHINGTON, D.C. 20549

                                     INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES


            Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                        Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting       |  2. Date of Event Re-   |  4. Issuer Name and Ticker or Trading Symbol
   Person*                             |     quiring Statement   |     Travel Ports of America, Inc. (TPOA)
   TravelCenters of America, Inc.      |     (Month/Day/Year)    |------------------------------------------------------------------
---------------------------------------|                         | 5. Relationship of Reporting     | 6. If Amendment, Date of
(Last)        (First)       (Middle)   |     February 26, 1999   |    Person(s) to Issuer           |    Original (Month/Day/Year)
                                       |-------------------------|    (Check all applicable)        |
   24601 Center Ridge Road, Suite 200  |  3. IRS or Social       | ___ Director      XX    10% Owner|-------------------------------
---------------------------------------|     Security Number     | ___ Officer       _____ Other    | 7. Ind.or Joint/Group Filing
               (Street)                |     of Reporting        |     (give title         (specify |    Form filed by:
                                       |     Person (Voluntary)  |      below              below)   | XX_ One Reporting Person
                                       |                         |                                  | ___ More than One Reporting
 Westlake,       Ohio           44145  |     36-3856519          |      ------------------------    |     Person
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(City)          (State)         (Zip)  |



                                   TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

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1. Title of Security                   | 2. Amount of Securities         | 3. Ownership         | 4. Nature of Indirect Beneficial
   (Instr. 4)                          |    Beneficially Owned           |    Form: Direct      |    Ownership (Instr. 4)
                                       |    (Instr. 4)                   |    (D) or Indirect   |
                                       |                                 |    (I)  (Instr. 5)   |
---------------------------------------|---------------------------------|----------------------|-----------------------------------
Common Stock, par value $.01 per share |            (1)                  |           (1)        |              (1)
---------------------------------------|---------------------------------|----------------------|-----------------------------------
                                       |                                 |                      |
---------------------------------------|---------------------------------|----------------------|-----------------------------------
                                       |                                 |                      |
---------------------------------------|---------------------------------|----------------------|-----------------------------------
                                       |                                 |                      |
---------------------------------------|---------------------------------|----------------------|-----------------------------------
                                       |                                 |                      |
---------------------------------------|---------------------------------|----------------------|-----------------------------------
                                       |                                 |                      |
---------------------------------------|---------------------------------|----------------------|-----------------------------------
                                       |                                 |                      |
---------------------------------------|---------------------------------|----------------------|-----------------------------------
                                       |                                 |                      |
---------------------------------------|---------------------------------|----------------------|-----------------------------------
                                       |                                 |                      |
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* If the form is filed by more than one reporting person, see Instruction 5(b)(v)                                    SEC 1473 (3/91)
Reminder: Report on a separate line for each class of securities beneficially owned, directly or indirectly.                  (Over)

                                                     (Print or Type Responses)

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FORM 3 (CONTINUED)
        TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1.Title of Derivative Security | 2.Date Exer-  | 3.Title and Amount of Securities | 4.Conver- | 5. Owner-   | 6. Nature of Indirect
  (Instr. 4)                   |   cisable and |   Underlying Derivative Security |  sion or  |    ship     |    Beneficial
                               |   Expiration  |   (Instr. 4)                     |  Exercise |    Form of  |    Ownership
                               |   Date        |                                  |  Price of |    Deriv-   |    (Instr. 5)
                               |   (Month/Day/ |                                  |  Deriv-   |    ative    |
                               |   Year)       |                                  |  ative    |    Security:|
                               |---------------|----------------------------------|  Security |    Direct   |
                               |Date   | Expir-|                         | Amount |           |    (D) or   |
                               |Exer-  | ation |         Title           | or     |           |    Indirect |
                               |cisable| Date  |                         | Number |           |    (I)      |
                               |       |       |                         | of     |           |  (Instr. 5) |
                               |       |       |                         | Shares |           |             |
-------------------------------|-------|-------|-------------------------|--------|-----------|-------------|-----------------------
                               |       |       |                         |        |           |             |
-------------------------------|-------|-------|-------------------------|--------|-----------|-------------|-----------------------
                               |       |       |                         |        |           |             |
-------------------------------|-------|-------|-------------------------|--------|-----------|-------------|-----------------------
                               |       |       |                         |        |           |             |
-------------------------------|-------|-------|-------------------------|--------|-----------|-------------|-----------------------
                               |       |       |                         |        |           |             |
-------------------------------|-------|-------|-------------------------|--------|-----------|-------------|-----------------------
                               |       |       |                         |        |           |             |
-------------------------------|-------|-------|-------------------------|--------|-----------|-------------|-----------------------
                               |       |       |                         |        |           |             |
-------------------------------|-------|-------|-------------------------|--------|-----------|-------------|-----------------------
                               |       |       |                         |        |           |             |
-------------------------------|-------|-------|-------------------------|--------|-----------|-------------|-----------------------
                               |       |       |                         |        |           |             |
-------------------------------|-------|-------|-------------------------|--------|-----------|-------------|-----------------------
                               |       |       |                         |        |           |             |
-------------------------------|-------|-------|-------------------------|--------|-----------|-------------|-----------------------
                               |       |       |                         |        |           |             |
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Explanation of Responses:

(1) TravelCenters of America, Inc. ("TravelCenters") may be deemed to be the beneficial owner of an aggregate of 2,424,307 shares of
Common Stock, par value $.01 per share ("Common Stock") of Travel Ports of America, Inc. ("Travel Ports"), pursuant to the provisions of a Voting Agreement, dated as of February 26, 1999, among TravelCenters, TP Acquisition, Inc., a wholly owned subsidiary of TravelCenters ("Acquisition"), and E. Philip Saunders and John M. Holahan (the "Voting Agreement"). Pursuant to the
terms of the Voting Agreement, TravelCenters may be deemed to share the power to direct the vote of 2,424,307 shares of Common
Stock, which is the number of shares of Common Stock that Messrs. Saunders and Holahan own, beneficially or of record, based on information provided by such persons. The purpose of the Voting Agreement is to ensure that Messrs. Saunders and Holahan will cause the shares of Common Stock owned by them to be voted in favor of the proposed merger of Acquisition with and into Travel Ports (the
"Merger") at a proposed special meeting of the holders of shares of Common Stock. Approval of the Merger by the holders of shares of
Common Stock is a condition precedent to the consummation of the Merger. Although TravelCenters may be deemed to share voting power with respect to the 2,424,307 shares of Common Stock, TravelCenters has no "pecuniary interest" (as defined in Rule 16a-1(a)(2)) to report in the Common Stock.

                                                      /s/ Edwin P. Kuhn                                            March 8, 1999
                                                      ------------------------------------                        -----------------
                                                      TravelCenters of America, Inc.                                    Date
                                                      Edwin P. Kuhn, President and Chief Executive Officer


      ** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

      Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient,
See Instruction 6 for procedure.

                                                        (Print or Type Response)
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                                                                                                                     SEC 1473 (3/91)
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